Exhibit 99.(h)(2)

SECOND AMENDED AND RESTATED EXPENSE DEFERRAL AGREEMENT

THIS SECOND AMENDED AND RESTATED EXPENSE DEFERRAL AGREEMENT (the “Agreement”) dated as of November 3, 2026 is by and between ABX LONGEVITY GROWTH AND INCOME FUND, a Delaware statutory trust (the “Fund”), and ABL WEALTH ADVISORS, LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has been appointed the investment adviser to the Fund pursuant to an Investment Management and License Agreement dated as of July 21, 2026 by and among the Fund, the Manager and Abacus Global Management, Inc., a Delaware corporation (the “Investment Management Agreement”);

WHEREAS, the Fund and the Manager have previously entered into an expense deferral agreement dated as of July 14, 2026 (the “Initial Agreement”);

WHEREAS, the Fund and the Manager have previously entered into an amended and restated expense deferral agreement dated as of July 24, 2026 (the “First Amended and Restated Agreement”) to amend and restate the Initial Agreement in its entirety;

WHEREAS, the Fund and the Manager desire to amend and restate the First Amended and Restated Agreement in its entirety;

WHEREAS, the Fund and the Manager desire to enter into the arrangements described herein relating to certain expenses of the Fund; and

NOW, THEREFORE, the Fund and the Manager hereby agree that the First Amended and Restated Agreement is hereby amended and restated in its entirety to read as follows:

1.          The Manager agrees, subject to Section 2 hereof, to (a) reduce the fees payable to it under the Investment Management Agreement (but not below zero) and (b) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund exclusive of (i) acquired fund fees and expenses; (ii) transaction costs, including legal costs and brokerage and clearing costs and commissions, associated with the acquisition and disposition of any investments; (iii) interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), if any; (iv) fees and expenses in connection with any credit facilities; (v) taxes; (vi) dividends on securities sold short, if any; (vii) litigation and indemnification expenses and judgements; and (viii) extraordinary expenses (as determined in the sole discretion of the Manager) not incurred in the ordinary course of the Fund’s business, in each case, unless otherwise noted above, incurred by the Fund ((i) through (viii), collectively, the “Excluded Expenses”) to the annual rate of 1.75% of the average daily net assets attributable to each class of shares of the Fund (“Shares”) (the “Expense Cap”).

2.          The Fund agrees to pay to the Manager (a) the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Manager pursuant to the Investment Management Agreement and (b) the amount of the operating expenses of the Fund that the Manager paid pursuant to Section 1 hereof (collectively, “Deferred Fees and Expenses”), subject to the limitations provided in this Section 2. With respect to each class of Shares, the Fund agrees to repay the Manager the Deferred Fees and Expenses. Such repayment shall be made monthly, but, with respect to each class of Shares of the Fund, only if the operating expenses of such class of Shares (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to such class of Shares) that does not exceed the lesser of (i) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of Shares, and (ii) any other expense cap (exclusive of any excluded expenses) in effect with respect to such class of Shares at the time of payment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month, with respect to a class of Shares of the Fund shall be limited so that the sum of (A) the amount of such payment and (B) the other operating expenses of the Fund with respect to such class of Shares (exclusive of the Excluded Expenses) does not exceed the lesser of (I) the Expense Cap (exclusive of the Excluded Expenses) with respect to such class of Shares, and (II) any expense cap (exclusive of any excluded expenses) in effect with respect to such class of Shares at the time of payment.

Notwithstanding all of the foregoing, Deferred Fees and Expenses shall not be payable by the Fund with respect to amounts paid, waived, or reimbursed by the Manager more than thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Manager.

3.          The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the date first above written through at least one year from the effective date of the Fund’s Prospectus filed on November 2, 2026. This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination of this Agreement is provided by the Manager to the Fund not less than ten (10) days prior to the end of the then-current term. Neither the expiration nor termination of this Agreement shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Fees and Expenses with respect to periods prior to the date of such expiration or termination. The board of trustees of the Fund may terminate this Agreement at any time on not less than ten (10) days’ prior notice to the Manager. This Agreement may be amended at any time only with the consent of the Manager and the board of trustees of the Fund.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ABX LONGEVITY GROWTH AND INCOME FUND

By:
Name: Bill McCauley
Title: Chief Operating Officer and Chief Financial Officer

ABL WEALTH ADVISORS, LLC

By:
Name: Jay Jackson
Title: Chief Executive Officer

[Signature Page to the Second Amended and Restated Expense Deferral Agreement]